

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2018

Jan Moller Mikkelsen
President and Chief Executive Officer
Ascendis Pharma A/S
Tuborg Boulevard 5
DK-2900 Hellerup, Denmark

Re: Ascendis Pharma A/S
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed March 22, 2017
File No. 001-36815

Dear Mr. Mikkelsen:

We have reviewed your December 20, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Consolidated Financial Statements

Consolidated Statements of Changes in Equity, page F-5

1. We acknowledge the information provided in your response to prior comment one in our November 21, 2017 letter. However, we continue to be concerned that your presentation of share premium within retained earnings causes confusion among US investors. In this regard, we believe that your presentation in the consolidated statement of changes in equity should more explicitly distinguish between your earnings and capital raising activities as sources of future distributable funds. An alternative to your current presentation would be to revise this presentation to show a lead column, Distributable Equity, with two secondary columns for Retained Earnings and Share Premium Reserve. In addition, consistent with guidance in IAS 1.79 (v), we believe that supporting disclosure in Note 13 should be expanded to describe the legal terms and regulations

governing distribution of funds from equity. Please provide us a revised presentation of your consolidated statement of changes in equity and supporting footnote disclosure to be included in future filings that addresses these concerns.

You may contact Frank Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614, if you have questions regarding the comment.

Division of Corporation Finance
Office of Healthcare & Insurance